INVEST IN VALERIE'S

The Healthy, Delicious, Vegan, Drive-Thru.



WALK-UP WINDOW

valeriesfarmtotable.com Montville NJ

Food | Retail | Food | Food Tech | Restaurant

LEAD INVESTOR



Laura Kiernan CEO & Founder HTIR

Valerie's is on the forefront of sustainability by providing delicious, healthy, plant-based food, created by master vegan chefs in an affordable, easy-to-access drive-thru and delivery format. Valerie is a visionary leader that is well connected in the plant-based world. This is an omni-channel company with retail, brick-and-mortar for pickup and delivery with a smart menu available in a unique digital application.

Invested $5,000 this round

Learn about Lead Investors

Highlights

1. Vegan Master Chef meals made affordable, in a convenient Drive-Thru.
2. Award-winning concept, received $250K applied to our smart menu application technology.
3. $931 Billion Dollar Market by 2027. McDonalds launched "McPlant," processed vegetarian food, in 2020
4. Omni-Channel business with revenue streams online, in application, in retail, pick-up, and delivery.
5. Partnered with The Center For Nutrition Studies M.D.'s for their first ever Affiliate Program.
6. Vegan and ethically made merchandise available.
7. Woman Owned Business. Sustainable, ethical, cruelty-free company working with The United Nations.
8. International growth projections and potential to be the first healthy Michelin Star QSR.

Our Team



Valerie Bendish Founder, CEO

Founder at VBPR with 10+ years in the health industry including previous work at Dr. Oz.

> I became a vegetarian in 2017 and a vegan in 2020 for health concerns, animal-cruelty, and awareness for the planet. Then I realized there was nowhere to eat! With 10 years in the wellness industry, I feel my passion will deliver. We are providing a solution for a simple ongoing problem; where to find delicious, healthy, vegan food on-the-go.



Vince Viviani COO

KIND Bar and Tru Foods logistics and product quality. Previously at Revlon.



Kathy Svetina CFO

Discover Card Financial Analyst Lead managing a $1 Billion dollar budget.

SEE MORE

Valerie's Farm to Table Drive-Thru



Plant-Based


Farm to Table

The Vegan Drive-Thru

01

Welcome to Valerie's

VISION AND VALUE

We aim to be the Vegan equivalent of McDonalds!

Finally, Vegan and Vegetarian food is ready for its' big debut! DELICIOUS vegan meals with health and wellness in mind.

Our team will (literally) deliver the most in-demand vegan brand, for **everyone.**

02

The Problem

- **DEMAND**
  $707B Customer Demand in Superfoods in the US, $5B in Plant Based, $570B Dollar Fast Food Market
- **AVAILABILITY**
  Finding clean eating options at convenience is almost impossible.
- **PRICE**
  Vegan and Vegetarian options are expensive, even in the supermarket.
- **HEALTH AND COVID-19**
  A spike in online ordering and the desire for Healthier Food Yet limited options with safe hands-free transactions.

03

The Solution

- **VALERIE'S PLANT-BASED, VEGAN DRIVE-THRU:**
  - Affordable
  - Convenient
  - Safe contactless pick-up and delivery options
  - *Delicious, Healthy* Meals on the go!
- **THERE'S AN APP FOR THAT:**
  The first Smart Menu Application for a Drive-Thru; allowing consumers to shop meals for their health and weight goals.
- **AN OUNCE OF PREVENTION IS WORTH A LB OF CURE:**
  With master chef meals and M.D. partnerships, we seek to aid in a preventative cure for the health epidemic.

04

The Global Market Opportunity

$931.7 Billion

- **MCDONALDS LAUNCHES "MCPLANT," 11/9/20**
  Plant-Based meat alternatives line comes to McDs
- **THE FAST FOOD MARKET PROJECTION IS $931.7B**
  Report by Research and Market for their 2027 Projection
  These are forward looking projections and are not guaranteed.
- **THE VEGAN MARKET CONTINUES TO GROW DUE TO:**
  - Mounting concerns over health
  - Awareness of animals and environmental issues
  - Selective eating consumers: Vegan & Vegetarian
  - Plant based protein transition from niche to mainstream
- **PLANTS GO MAINSTREAM**
  Appeals to a growing segment of consumers including; carnivores vegans and vegetarians. *Everyone loves delicious.*

05

The Business Model


Foot Traffic
Drive-Thru
Online
Application
Merchandise
0
10
20
30
40
50
60
Sales per Revenue Stream (% of 100)

These are forward looking projections and are not guaranteed

$2M Revenue Yr. 1

$12 Spend Per Visit

$931B Drive-Thru Industry

06

Milestones

- **LAUNCH IN RETAIL**
  Intellectual Property purchased from Master Chefs. Product being sold in Downtown Natural Market NYC: locations in Queens and Brooklyn with online orders available in Manhattan.
- **$250K WINNINGS**



Recipient from The Global Startup Ecosystem in 2019

- **APPLICATION PROTOTYPE**
  Credits from GSE Accelerator applied to Application Prototype
- **$50K COMMITTED RAISE**
  Family and Angel Investors commitment to Valerie's launch support

07

Downtown Natural Market



Valerie's launch in Queens and Brooklyn, online ordering available in Manhattan.

Master Chef Made Menu; Breakfast, Lunch and Dinner:

VEGAN PIZZA
We believe we are launching the *first* fully made vegan cauliflower pizza in retail

VEGAN BURGERS
Exclusive rights to the next "Impossible Burger!"

BREAKFAST AND DESSERT
Zucchini Pancakes and Pastries

SAMPLE MENU AVAILABLE FOR INVESTMENT

08

Marketing Strategy

Measurable's upon financial investment

Day 1:

Media Partners:
The Plant Based World Expo, Meatless Monday, Forbes, The United Nations, Good Housekeeping, Women's Day, Forward projections are not guaranteed*

VBPR to fully support Valerie's

09

Commercial Development:
Grey Sky Films

3 Months

Application Launch:
Dom & Tom; Client Contact Capture, Loyalty Program



4-6 Mth

Doors Open:

Opening Event Coverage

10

**The above slide contains forward looking projections that are not guaranteed.*

Executive Team


CEO
VALERIE BENDISH
CEO
VINCE VIVIANI
CFO
KATHY SVETINA
CTO
TOM TANCREDI
EXPERIENCE:
VBPR
EXPERIENCE:
TRU FOODS
PLAYTEX
REVLON
EXPERIENCE:
NEW CASTLE FINANCE
DISCOVER CARD
GLOBAL SHARED SERVICE
EXPERIENCE:
DOM & TOM

11

Meet The Chefs



MASTER CHEF HELMUT HOLZER

- Chairman for American Master Chefs Order (AMCO)
- Küchen Meister (European Master Chef)
- Konditor Meister (European Master Pastry Chef)
- One in 70 U.S. Master Chefs.
- One of 11 Global Master Chefs.



VEGAN CHEF RON PICKARSKI

- Ron Pickarski is the first professional vegetarian chef to be certified as an Executive Chef (CEC) by the American Culinary Federation
- 50 years' experience in professional kitchens ranging from fine dining to QSR

12

Committee and Partners



THE CENTER FOR NUTRITION STUDIES
President, PhD: LeAnne Campbell

- M.D. and Nutritionist Team
- eCornell Certifications
- Valerie's original Affiliate Programs



PLANT-BASED WORLD EXPO
CEO: Ben Davis



FANTASIA FRESH JUICE
CEO: Jayne Hillman

- Founded beverage company

- Media Relations Partner

purchased by Naked Juices



4LEAF PROGRAM
CEO: James Morris
- Physician's metric in Valerie's Application



MEATLESS MONDAY
COMM DIRECTOR:
Cherry Dumaual
- Media Relations Partner

Valerie's Application

A Smart Menu + Loyalty Program

Smart Menu
Shop the menu by your lifestyle goals, build your own menu.

QR Code
Scan in with your menu at the drive-thru kiosk for a more user-friendly efficient service.

Loyalty Program
Subscribe to our loyalty program with unique value adds including master classes and meal savings.

Merchandise
Shop hats, tote bags and t-shirts in our app merch store.

Competition



Omni-channel Master Chef Menu +

We believe we are the FIRST **Vegan,** Healthy Drive-Thru in the U.S.A. Available online and in retail

Application with loyalty benefits +

Loyalty Benefits and Affiliate Programs available in App.

Award Winning Team +

M.D.'s, Ph.D.'s, Master Chefs and Executives focused on *delicious, healthy food!*



MCDONALD'S
McDonalds launched "McPlant" on 11/9/2020; a plant-based processed meat alternative for burgers, chicken and more.

AMY'S
Amy's Drive-Thru Franchise is located in CA focused on fried Vegetarian options.

Investment & Funds Application

Seed Round: $1.07M

1 outlet 456 Daily transactions to reach $2M revenue by yr 1



- Drive-Thru Location
- Application Development
- Master Chef Menu



- Franchising
- Doctor Affiliate Programs

We are seeking 12 months financing to reach 13M in yr 3 (not guaranteed)

**The above slide contains forward looking projections that are not guaranteed.*

Thank You!



We appreciate your consideration on Valerie's Farm to Table Drive -Thru and look forward to the potential in our partnership.

Contact: Valerie Bendish
Valerie@vbpr.org

Visit: valeriesfarmtotable.com/